Darren K. DeStefano	VIA EDGAR AND HAND DELIVERY
(703) 456-8034
ddestefano@cooley.com
April 27, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attn:	Mr. John L. Krug
Ms. Suzanne Hayes
Mr. Dan Greenspan
Mr. Jeffrey Riedler

RE:	RegeneRx Biopharmaceuticals, Inc.
Registration Statement on Form S-1
Amendment No. 1
Registration No. 333-166146
Ladies and Gentlemen:
On behalf of RegeneRx Biopharmaceuticals, Inc. (the “Company”), we are transmitting for filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-166146 (the “Registration Statement”). We have enclosed a courtesy package, which includes a hard copy of this letter and two copies of the Amendment, one of which has been marked to show changes from the initial filing of the Registration Statement.
The Amendment is being filed in response to a comment received from the staff of the Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 22, 2010 with respect to the Registration Statement (the “Comment”), which for your convenience we have incorporated into this response letter.
General
1.	Please confirm you will file a pre-effective amendment which will provide the number of units, the number of shares in each unit, the number of shares issuable upon conversion of each warrant, and the exercise price of the warrants.

In response to the Comment, the Company directs the Staff to the preliminary prospectus (the “Preliminary Prospectus”) included in the Amendment, which reflects a proposed number of units, the number of shares expected to be included in each unit, the number of shares expected
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

April 27, 2010
Page Two
to be issuable upon the exercise of each warrant and the proposed mechanics for calculating the exercise price of the warrants.

The Company supplementally advises the Staff that the precise terms of the units, including the number of warrants per unit and the number of shares issuable upon the exercise of each warrant, are subject to determination based on the feedback from investors during the roadshow for the offering, which the Company expects will begin as early as April 30, 2010. As a result, it is possible that the actual terms of the units may change as a result of feedback from prospective investors, and the final terms of the units may not be known until the pricing of the offering near the time of, or following, the effectiveness of the Registration Statement. To the extent that the final terms of the units differ materially from the terms currently contemplated by the Preliminary Prospectus, the Company and the underwriters intend to circulate a free writing prospectus (or, depending on the circumstances, a revised preliminary prospectus) to prospective investors informing them of the material changes prior to the time that they make their investment decisions.

Because, as a practical matter, this final pricing information may not be known until after the effectiveness of the Registration Statement, the Company is hereby seeking the concurrence of the Staff that any changes to the terms of the units that result from the pricing of the offering may be reflected in the final prospectus to be filed with the Commission pursuant to Rule 424(b)(4) promulgated under the Securities Act, which the Company intends to file within the time period prescribed by that rule.
* * * *
Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Brian F. Leaf of this office, at (703) 456-8053.
Very truly yours,
/s/ Darren K. DeStefano
Darren K. DeStefano
Enclosures

cc:	J.J. Finkelstein, RegeneRx Biopharmaceuticals, Inc. C. Neil Lyons, RegeneRx Biopharmaceuticals, Inc. Brian F. Leaf, Cooley LLP Steven M. Skolnick, Lowenstein Sandler PC
438868 v1/RE
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM